FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated September 12, 2005 (“RIM to Announce Second Quarter Results on September 28")

News Release dated September 13, 2005 (“Og Vodafone Introduces 'BlackBerry from Vodafone' in Iceland")

News Release dated September 13, 2005 (“Siminn Brings BlackBerry to Mobile Professionals in Iceland")

News Release dated September 13, 2005 (“Optus Launches Sony Ericsson P910i with BlackBerry Connect")

Page No 1 3 3 2

Document 1

September 12, 2005

FOR IMMEDIATE RELEASE

RIM TO ANNOUNCE SECOND QUARTER RESULTS ON SEPTEMBER 28

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the second quarter of fiscal 2006 on September 28, 2005 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21117893#. This replay will be available until midnight ET on October 12, 2005.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

September 13, 2005

FOR IMMEDIATE RELEASE

Og Vodafone Introduces ‘BlackBerry from Vodafone’ in Iceland

Reykjavik, Iceland and Waterloo, ON – Og Vodafone (ICEX: OGVODA) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer ‘BlackBerry® from Vodafone’ to mobile customers in Iceland.

As a Partner Network of Vodafone, Og Vodafone will have the exclusive rights to sell the ‘BlackBerry from Vodafone’ solution in its local market offering customers the BlackBerry 7290™ and BlackBerry 7100v™ wireless devices.

BlackBerry is a leading wireless solution that keeps mobile professionals connected to people and information with efficiency and ease. Og Vodafone will provide corporate subscribers with secure, always-on, push-based, wireless e-mail (including attachment viewing) as well as integrated support for phone, browser, organizer, and corporate data applications through the BlackBerry Enterprise Solution™.

“Our agreement with RIM will bring the world-renowned BlackBerry communications solution to Og Vodafone customers,” said Gestur G. Gestsson, Chief Sales & Marketing Officer for Og Vodafone. ‘BlackBerry from Vodafone’ has been extremely successful in the markets where it has already been launched and both companies are looking forward to bringing the BlackBerry solution to Iceland.”

“BlackBerry is a proven and popular communications solution that offers the best mobile experience for users that want access to voice, email and data services from a single wireless device,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are pleased to expand our partnership with Vodafone to bring the BlackBerry solution to Og Vodafone customers in Iceland.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 supported corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts).

Developed by RIM, the BlackBerry 7290™ and BlackBerry 7100v™ are both quad band mobile devices (850, 900, 1800 and 1900 MHz) that support wireless access to email, phone, organizer, Internet browser, text messaging and corporate data applications. Both devices incorporate Bluetooth® support for hands-free calls with a wireless headset or car kit.  The BlackBerry 7290 features a full QWERTY keyboard while the BlackBerry 7100v features the popular SureType™ keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.  Both devices also enable intuitive navigation for easy handling on the go.

About Og Vodafone

Og Vodafone is the dual-brand name for Og Fjarskipti hf’s telecommunications network and services in Iceland, which was launched in co-operation with the Vodafone Group. Through the wide-reaching co-operation agreement with Vodafone in marketing and sales as well as service and technological matters, Og Vodafone brings Icelanders world-class telecommunications services.

The company, which commenced operation on 16 April 2003, is the outcome of a merger of 3 companies: Islandssimi, Tal and Hallo! Frjals fjarskipti. Through its partnership with Vodafone, Og Vodafone will continue in the footsteps of its predecessors. Og fjarskipti is listed on the Icelandic Stock Exchange, ICEX: OGVODA. For more information visit www.ogvodafone.is

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

September 13, 2005

FOR IMMEDIATE RELEASE

Siminn Brings BlackBerry to Mobile Professionals in Iceland

Reykjavik, Iceland and Waterloo, ON - Siminn and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce BlackBerry® to mobile professionals in Iceland.

BlackBerry, developed by RIM, is an advanced, push-based wireless communications solution for mobile users that provides integrated support for wireless email, phone, browser, organizer and corporate data applications. Siminn will initially introduce the BlackBerry 7290 Wireless Handheld™ that will operate on Siminn’s GSM/GPRS network.

“Siminn is committed to providing its customers with the best mobile solutions on the market, and BlackBerry is the leading wireless solution for mobile customers that want to stay connected and productive while on the go,” said Saevar Freyr Thrainsson, Vice President, Siminn. “We are pleased to bring BlackBerry to our customers, providing them with an advanced wireless solution for their communication and information needs.” For corporate customers, Siminn will provide the BlackBerry Enterprise Server™ software, which tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, Siminn offers BlackBerry Internet Service™, which allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

“BlackBerry continues to grow in popularity as the leading wireless data solution because it provides an optimized customer experience that stands out in terms of functionality, ease-of-use, security, manageability and reliability,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Siminn’s customers will soon be able to enjoy the flexibility and productivity benefits experienced by over three million BlackBerry users around the world today.”

Features of the BlackBerry 7290™ include:

  Email, phone, browser, SMS, and organizer applications in a single handheld

  Quad band handheld, operates on 850/900/1800/1900 MHz GSM/GPRS wireless networks, allowing for international roaming between North America, Europe and Asia Pacific*

  Bluetooth support for hands-free voice communications

  Ample memory for application and data storage

  Easy-to-use QWERTY keyboard

  Easy-to-navigate menus and interface

  Bright, backlit 240x160 display supporting over 65,000 colors

  Java™-based development platform built on open standards

  Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, jpegs and tiffs)

  Sleek design with a light and comfortable feel

*Check with Siminn for roaming services

About Siminn

Iceland Telecom provides all telecommunications-, mobile-, and Internet services to corporate clients. Our range of services and solutions include Centrex network solutions, mobile subscriptions and ISDN telephone connections.

Iceland Telecom is the leading provider of wireless communications services in Iceland. With us you can find the mobile subscription that suits all needs. Our services include a wide range of various SMS, WAP and MMS services as well as info- and entertainment services. This service is available for both pre- and postpaid customers.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

September 13, 2005

FOR IMMEDIATE RELEASE

Optus Launches Sony Ericsson P910i with BlackBerry Connect

Sydney, Australia and Waterloo, ON – Optus, Sony Ericsson and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the new P910i smartphone with BlackBerry® Connect™ in Australia. The P910i smartphone provides consumers with advanced voice and data capabilities and the latest in telephony convergence.

“With the new offer, consumers can enjoy a range of Optus’ services on the easy-to-use P910i device. These services include an expansive mobile network, easy broadband internet usage and interactive content with the Optus Zoo portal,” said Chris Lane, Group Director Products and Delivery, Optus Consumer. “Our agreement with Sony Ericsson and RIM has placed Optus consumers at the forefront of technology. The new offer is part of our commitment to provide our customers with simple and effective product solutions.”

Antal Keur, Product Marketing Manager for Sony Ericsson Australia, said, “Sony Ericsson is delighted to add BlackBerry Connect to the networking solutions available for the P910i. The P910i is a multi-faceted device which offers productivity, entertainment and communications. Our agreement with Optus and RIM will give consumers access to a proven, market-leading mobile email and data solution.”

“Through our BlackBerry Connect licensing program, Optus customers can now benefit from the performance and security features of the BlackBerry platform on the P910i,“said Norm Lo, Vice President, Asia Pacific at Research In Motion. “We are pleased to work with Optus and Sony Ericsson to offer Australians a wider choice of BlackBerry solutions.”

The Sony Ericsson P910i is a high-quality communications tool for voice calls, text and picture messaging, and e-mail. It includes special features such as a touch screen, flip-down phone and QWERTY keypad, MP3 music player, camera capable of recording video and still images, and 64MB of internal memory, expandable to 1GB using Memory Stick™ Pro Duo.

By converging multiple technologies into a simple and sophisticated product, Optus is offering both businesses and consumers the freedom to communicate throughout the extensive Optus GSM network. Through BlackBerry Connect, corporate customers can access their BlackBerry Enterprise Server software, which tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based wireless access to email and other data.

For individuals and smaller businesses, BlackBerry Internet Service allows users of the P910i with BlackBerry Connect to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts).

For more information on this offer, visit www.optus.com.au/blackberry

About Sony Ericsson

Sony Ericsson Mobile Communications AB serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 13, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller